State of Rhode Island and Providence Plantations

Office of the General Treasurer

State House – Room 102

Providence, Rhode Island 02903

Seth Magaziner
General Treasurer
April 1, 2019

Dear Fellow Abbvie Shareowner:

I urge you to vote FOR Shareholder Proposal #7 requesting that Abbvie’s Board of Directors adopt as policy to require that the Chair of the Board of Directors, whenever possible, be an independent member of the Board. This policy would be phased in for the next CEO transition.

Investors rely on Abbvie’s Board of Directors to represent our interests.

As a fiduciary of the Employees’ Retirement System of Rhode Island Pooled Trust, and as an Abbvie shareholder, I believe that our shareholders are best served by an independent Board Chair who can provide a balance of power between the CEO and the Board of Directors.

Since the 2018 annual shareholder meeting, share value of our company has continued to decline, and the company is facing mounting legal and reputational risks related to its management of patents and unsustainable pricing of Humira. Additionally, our CEO, Mr. Gonzalez, was publicly admonished by the Senate Banking Committee for his board-approved compensation package which tied executive compensation directly to revenue generated by the exponential price increase of Humira.

Shareholders would benefit from the leadership and governance of an Independent Chair. A CEO who also serves as Chair can exert undue influence on the board and its agenda, diminishing the Board’s governance of company management. Separating the role of Chair and CEO reduces this conflict, as well as potential conflicts in the areas of performance evaluation, executive compensation, and succession planning. A Lead Independent Director is not a substitute for an Independent Chair, as a Director has no authority to set the agenda for board meetings, which is one of the most important duties of a Chair.

The percentage of S&P 500 companies which haven’t separated the role of Chair and CEO roles is decreasing rapidly; falling to 45.6% in 2018 from 48.7% the year before.1 Notably, many of our company’s peers in the pharmaceutical manufacturing industry have a policy which requires the Chair be an independent member of the Board. Those companies include Assertio Therapeutics, Endo, Insys, Mallinckrodt, Mylan, and Teva.

An independent Chair, with no business or employment ties to Abbvie, is vital to ensuring that difficult questions are asked of management, when necessary, and to ensure that decisions are made in the best long-term interests of the company and of shareholders, including the members of the Employees’ Retirement System of Rhode Island.

I urge you to vote for Shareholder Proposal 7.

Sincerely,

Seth Magaziner

1 https://www.wsj.com/articles/more-u-s-companies-separating-chief-executive-and-chairman-roles-11548288502

www.treasury.ri.gov

(401) 222-2397 / Fax (401) 222-6140

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; The Office of the Rhode Island General Treasurer is not able to vote your proxies, nor does this communication contemplate such an event. The Office of the Rhode Island General Treasurer urges shareholders to vote for Item number 7 following the instruction provided on the management’s proxy mailing.

www.treasury.ri.gov

(401) 222-2397 / Fax (401) 222-6140